Applied DNA Sciences, Inc.
                       9229 W. Sunset Boulevard, Suite 830
                          Los Angeles, California 90069

================================================================================

April 29, 2005

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

         Attn:    Jeffrey Riedler, Assistant Director
                  Division of Corporation Finance

                        Albert Lee, Esq.

         Re:      Applied DNA Sciences, Inc.
                  Registration Statement on Form SB-2
                  File No. 333-122848
                  Registration Statement filed February 15, 2005

Ladies and Gentlemen:

     The following responses address the comments of the reviewing Staff of the Commission as set forth in a comment letter dated March 15, 2005 (the "Comment Letter") relating to the Registration Statement on Form SB-2 (the "Registration Statement") of Applied DNA Sciences, Inc. (the "Company"). The answers set forth herein refer to each of the Staffs' comments by number.

     We are filing herewith Amendment No. 1 to the Company's Registration Statement.

FORM SB-2
---------

General
-------

1. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

     Response
     --------
     We not that your examples are not complete lists. We have made changes throughout the registration statement, where applicable, in response to your comments.
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Securities and Exchange Commission
April 29, 2005
Page 2 of 30


2. The first and third sentences in the first paragraph under "Applied DNA Sciences, Inc." substantially repeat themselves, please revise.

     Response
     --------
     We have removed the third sentence, as it was repetitious.

3. Please provide a "Plain English" explanation or substitute for the terms "botanical DNA" and "substrates".

     Response
     --------
     We have provided "Plain English" explanations for the terms botanical DNA and substrates.

4. Where applicable, please amend your Form 10-KSB for the year ended September 30, 2004 and your Form 10-Q for the quarter ended December 31, 2004 to comply with our comments on your Form SB-2.

     Response
     --------
     We will amend our 10-KSB and 10-QSB to comply with all these comments and all future comments from the SEC as soon as we have cleared all comments from the SEC that would require amending our 10-KSB and 10-QSB.

5. Where our comments address and call for revisions to the audited financial statements and related notes for the two years ended September 30, 2004, please apply those same comments, as applicable, to your unaudited financial statements for the periods ended December 31, 2004 and 2003, respectively, and revise them accordingly.

     Response
     --------
     We will amend our unaudited financial statements to reflect the changes made to our audited financial statements in accordance with your comments.

Securities and Exchange Commission
April 29, 2005
Page 3 of 30

Risk Factors
------------

General
-------

6. Please revise the risk factors where appropriate to replace generic language with specific disclosure of exactly how these risks have affected and will affect your operations, financial condition or business, and if practicable to quantify, the specific and immediate effects to investors of each risk that you have identified. For example, you use general phrases such as "materially adversely affect" throughout the risk factor section. These generic phrases are subject to varying interpretations and, therefore, do not adequately explain the risk or concern to which you refer. Please revise to describe the adverse effect(s) in greater detail.

     Response
     --------
     We have revised the risk factors, where appropriate, to provide specific disclosure of the potential risks in lieu of generic risk factors. Please note, however, that in certain places, it is impossible to quantify or full explain the risk, and we therefore left the same disclosures.

7. Please include a separate risk factor disclosing the risks presented by the fact that you presently have no or limited manufacturing, sales, marketing or distribution capabilities.

     Response
     --------
     We have updated our  disclosure  to provide a risk factor that we currently
     have  no  or  limited  manufacturing,   sales,  marketing  or  distribution
     capabilities.

8. To the extent applicable, please include a risk factor, which discusses risks associated with reliance and use of third-party manufacturers and suppliers.

     Response
     --------
     We have revised our disclosure to provide for several risk factors relating to our reliance and use of third-party manufacturers and suppliers.

9. Please include a separate risk factor discussing your reliance on your relationship with Biowell and its technology, proprietary, and licensing rights.

     Response
     --------
     We have included a risk factor discussing our reliance on the licensing agreement with Biowell and its technology.

We Have a History of Loses Which may Continue, Which May Negatively....page 7
-----------------------------------------------------------------------------

10. Please revise the disclosure to indicate that as a result of continuing losses, you may exhaust your resources and be unable to complete the development of your products. Additionally, clearly state that your accumulated deficit will continue to increase as you continue to incur losses.

Securities and Exchange Commission
April 29, 2005
Page 4 of 30



     Response
     --------
     We have revised our disclosure to indicate that as a result of continuing losses, we may exhaust our resources prior to completing the development of our products. Additionally, we have stated that as we continue to incur losses, our accumulated deficit will continue to increase, which might make it harder for us to obtain financing in the future.

If We Are Unable to Obtain Additional Funding Our Business Operations...page 7
------------------------------------------------------------------------------

11. Please revise your disclosure to state that even if you receive additional financing, you may not be able to sustain and expand research and development activities or continue to conduct business operations.

     Response
     --------
     We have revised our disclosure to state that even if we receive additional financing, we may not be able to sustain and expand research and development activities or continue to conduct business operations.

Our Future Success May Depend on the Timely Introduction of New Products..page 8
--------------------------------------------------------------------------------

12. The disclosure in this risk factor is substantially similar and related to the preceding one, please revise to combine the two factors, eliminating any duplicative information.

     Response
     --------
     We have removed this risk factor as the disclosure is substantially similar to the preceding one and this risk factor added no further information to investors.

If We Fail to Introduce New Products, or Our existing Products are not....page 8
--------------------------------------------------------------------------------

13. If you have experienced any of the difficulties described in the bullet points, please revise to describe the difficulties you have experienced and the actual or expected consequences.

     Response
     --------
     We have revised our disclosure to state that we have not experienced any difficulties with the preceding factors, however, there can be no assurance that we will not experience difficulties in the future.

Securities and Exchange Commission
April 29, 2005
Page 5 of 30



The Failure To Manage Our Growth In Operations And Acquisitions Of New....page 9
--------------------------------------------------------------------------------

14. Describe with more specificity the potential effects if you are unable to manage your growth.

     Response
     --------
     We have revised our disclosure to discuss in greater detail the risks if we are unable to manage our growth or acquisitions.

If We Are Unable to Retain the Services of Messrs. Hutchison, Brockelsby, Botash... page 9
----------------

15. Please disclose which if any of the named executives you have employment agreements with, if none, please so state.

     Response
     --------
     We have revised our disclosure to indicate that we do not have employment agreements with any of the named executives.

16. Please disclose whether Messrs. Hutchison, Brockelsby, Botash or Klemm has plans to leave the company or retire in the near term.

     Response
     --------
     We have revised our disclosure to indicate that besides Mr. Hutchison's desire to retire within the next few months, we are not aware of any other named executive officer or director who has plans to leave us or retire.

Failure   to   Attract   and   Retain   Qualified   Scientific   or   Production
Personnel....page 9
-------------------

17. Please discuss any difficulty you have had attracting and retaining qualified scientific or production personnel since your inception.

     Response
     --------
     Since our inception, we have not had any difficulty in attracting and retaining qualified scientific or production personnel; therefore, we did not update the disclosure. We currently have a Cooperative Research and Development Agreement with the Department of Energy and the USDA. These agreements give us access to over 12,00 scientists.



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Securities and Exchange Commission
April 29, 2005
Page 6 of 30



The Biomedical  Research Products Industry is Very Competitive, and We ..Page 10
--------------------------------------------------------------------------------

18. Please revise to provide an estimate of the number of competitors and your competitive position. If a small number of competitors are dominant in the industry, then identify them.

     Response
     --------
     We have revised our disclosure to state that it is impossible to quantify the number of competitors since they include both the companies we attempt to sell our products and services to through their use of internal security and various other security product companies. We have further revised our disclosure to indicate some of our known competitors in the anti-counterfeiting and fraud protection field.

19.  To  the  extent  easily   obtainable   please  disclose  your  competitors'
     respective shares of your target market.

     Response
     --------
     We have revised our disclosure to state that it is also impossible to determine market size and market data information because companies are secretive about what security methods they utilize and how much they spend on such measures.

Intellectual Property Litigation Could Harm Our Business....page 10
-------------------------------------------------------------------

20. To the extent you are aware of any intellectual proprietary rights that are being infringed upon or that you have been notified a third party's belief that you are infringing on their patent(s), please revise to disclose the situation and potential consequences.

     Response
     --------
     We have revised our disclosure to indicate that we are not currently aware of any infringement of any third party patent nor have we received written notification of a belief that we are or may be infringing.

21. Please also disclose that even an unsuccessful infringement action against you would be expensive to defend.

     Response
     --------
     We have revised our disclosure to reflect the additional risks of a potential infringement action against us, including the costs we would incur to defend such action.

Securities and Exchange Commission
April 29, 2005
Page 7 of 30



Potential Product Liability Claims Could Affect Our Earnings and Financial Condition, page 11
------------------

22.  Please disclose the amount of your product liability insurance coverage.

     Response
     --------
     We have revised our disclosure to state that we currently do not have any product liability coverage but are attempting to obtain coverage, which we will believe to be adequate.

We Are Currently Subject to Governmental Regulation...page 11
-------------------------------------------------------------

23. Please make this risk factor more specific by identifying the laws that are of particular concern. For example, which laws are especially difficult for your business to comply with, Additionally, include the names of the agencies which have regulatory oversight over the company.

     Response
     --------
     We have removed this risk factor. We are currently not subject to government regulation, although in the future we may be subject to regulation by the Food and Drug Administration if our products are used in connection with cosmetics. Also, although we current have cooperative research and development agreements with the Department of Energy and the Department of Defense, these agreements do not subject us to any regulation by the government.

New Corporate Governance Requirements are Likely to Increase...page 11
----------------------------------------------------------------------

24. As currently worded, this risk factor could apply to any issuer or any offering. Unless there is unique or company specific reason for including this type of disclosure, please remove it from this section. In the alternative, please specify the provisions of the Sarbanes-Oxley Act or of reporting obligations that are of particular concern. Please revise or advise.

     Response
     --------
     We have deleted this risk factor.

There Are Large Number of Shares Underlying Our Warrants That May....page 11
----------------------------------------------------------------------------

25. Please revise the words "may cause" in the heading and subsequent paragraph to state "will cause immediate and substantial dilution,"
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Securities and Exchange Commission
April 29, 2005
Page 8 of 30



     Response
     --------
     We have revised our disclosure to indicate that the issuance of shares upon exercise of the warrants will cause immediate and substantial dilution.

If We Fail to Remain Current on Our Reporting Requirements, We could.....page 11
--------------------------------------------------------------------------------

26. Please revise the disclosure to highlight that your common stock being designated a penny stock on the OTC Bulletin Board, may not only affect adversely your common stock's liquidity, but also its price.

     Response
     --------
     Our disclosure current states that "Generally, brokers may be less willing to execute transactions in securities subject to the "penny stock" rules. This may make it more difficult for investors to dispose of our common stock and cause a decline in the market value of our stock." We believe our disclosure already addresses the risk that being a penny stock could adversely affect our stock price.

27. Please revise to disclose whether you have ever failed to remain current on your reporting obligations under the Exchange Act, provide the dates and forms for which you were not current.

     Response
     --------
     We have revised our disclosure to state that prior to May 2001 and new management, we were delinquent in our reporting requirements, having failed to file our quarterly and annual reports for the years ended 1998 - 2000 (except the quarterly reports for the first two quarters of 1999). We further stated that we have been current in our reporting requirements for the last three years, however, there can be no assurance that in the future we will always be current in our reporting requirements.

Use of Proceeds... page 13
--------------------------

28.  Please  identify  with  more   specificity  the  uses  that  you  currently
     categorize as "general corporate purposes," and state how much of the proceeds you plan to put toward each such use.

     Response
     --------
     Because we cannot determine with any specificity how much money, if any, we might receive from the exercise of warrants, we cannot determine how much money we will have to put towards any particular use. Depending on the amount of money received, when we receive the money and our greatest pressing financial need at such time, it is impossible to quantify how much money might go to a particular use.

Securities and Exchange Commission
April 29, 2005
Page 9 of 30


29. Please add disclosure which states you will amend the registration statement by post-effective amendment if there are any material changes to application of your net proceeds.

     Response
     --------
     As discussed in our response to comment 28, we cannot provide any specificity regarding use of proceeds from the exercise of warrants, therefore, there will not be any material changes to application of our proceeds from the exercise of warrants.

Market for Common Equity and Related Stockholder Matters...page 13
------------------------------------------------------------------

30. Please explain why in February 2003 you changed from a December 31 to September 30 year end.

     Response
     --------
     We have provided disclosure indicating that we changed our fiscal year end after the reverse merger we entered into in December 2002, in which the acquirer for accounting purposes had a year-end of September 30. For ease of fiscal reporting, we adopted the same fiscal year end.

Equity Compensation Plan Information, page 14
---------------------------------------------

31. Please discuss or explain why you believe there was no negative impact in the market from sales of your unrestricted securities.

     Response
     --------
     We have deleted this disclosure.

Management's Discussion and Analysis of Financial Condition and Results of Operations and Plan of Operation
---------------------------------

Intellectual Property Development, Product Operations & Partnerships...page 15
------------------------------------------------------------------------------

32.  Please provide the term that is represented by the acronym OEM.

Securities and Exchange Commission
April 29, 2005
Page 10 of 30



     Response
     --------
     We have revised the disclosure to replace OEM with original equipment manufacturer.

33. Please provide the basis for your belief that you "use highly reputable outside labs."

     Response
     --------
     We have provided additional disclosure to state that the outside lab we use for the validation testing is the Idaho National Laboratory, a part of the U.S. National Laboratory System.

Critical Accounting Policies, page 17
-------------------------------------

34. Please revise your disclosure herein, giving consideration to Commission Release No. 33-8350: "Interpretation - Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations," which you can find on our website at www.sec.gov/niles/interp/33-8350.htm. Specifically, please address the nature of the uncertainty surrounding your accounting policy for stock-based compensation and the impact of the assumptions and estimates that may materially impact your financial condition or operating performance. In particular, please address these factors as they relate to your issuance of warrants and stock to non-employees, which appear significant to your operations.

     Response
     --------
     We have revised our disclosure to state as follows:

     "Stock-Based Compensation

     In December 2002, the FASB issued SFAS No. 148 - Accounting for Stock-Based Compensation - Transition and Disclosure. This statement amends SFAS No. 123 - Accounting for Stock-Based Compensation, providing alternative methods of voluntarily transitioning to the fair market value based method of accounting for stock based employee compensation. FAS 148 also requires disclosure of the method used to account for stock-based employee compensation and the effect of the method in both the annual and interim financial statements. The provisions of this statement related to transition methods are effective for fiscal years ending after December 15, 2002, while provisions related to disclosure requirements are effective in financial reports for interim periods beginning after December 31, 2003.

Securities and Exchange Commission
April 29, 2005
Page 11 of 30



     We elected to continue to account for stock-based compensation plans using the intrinsic value-based method of accounting prescribed by APB No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Under the provisions of APB No. 25, compensation expense is measured at the grant date for the difference between the fair value of the stock and the exercise price.

     From its inception, the Company has incurred significant costs in connection with the issuance of equity- based compensation, which is comprised primarily of our common stock and warrants to acquire our common stock, to non-employees. The Company anticipates continuing to incur such costs in order to conserve its limited financial resources. The determination of the volatility, expected term and other assumptions used to determine the fair value of equity based compensation issued to non-employees under SFAS 123 involves subjective judgment and the consideration of a variety of factors, including our historical stock price, option exercise activity to date and the review of assumptions used by comparable enterprises.

     We account for equity based compensation, issued to non-employees in exchange for goods or services, in accordance with the provisions of SFAS No. 123 and EITF No. 96-18, "Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services."

Liquidity and Capital Resources, page 19
----------------------------------------

35. Please indicate if you expect to raise additional funds in the next 12 months. If you are unable to determine whether you will or not, please disclose the reasons.

     Response
     --------
     We have revised our disclosure to indicate that additional financing is required within the next 12 months.

36. Please disclose whether you will have sufficient funding to conduct your operations on a short and long-term basis. We consider long-term to be in excess of 12 months.

     Response
     --------
     We have revised our disclosure to indicate that we have sufficient funding to conduct our operations for several months, but not for 12 months or more.

37. Please include a discussion and analysis of your operating cash flows to address the underlying reasons for the comparative changes in your working capital components for the year ended September 30, 2004 as compared to the year ended September 30, 2003, to the extent material.

Securities and Exchange Commission
April 29, 2005
Page 12 of 30



     Response
     --------
     We are a small business issuer that has not had revenues from operations in each of the last two fiscal years. As a result, we are required to provide a description of our Plan of Operation during the next twelve months(1). We believe we have met the disclosure requirements of Item 303 (a) and (c) and accordingly are not required to provide a discussion and analysis of our prior periods cash flows.

38. Please expand your disclosure herein to discuss your arrangement with Biowell Technology, specifically with respect to the amount and timing of minimum purchase orders and alternative minimum royalty payments to which you are obligated in future periods, inclusive of their impact on your results of operations and cash flows.

     Response
     --------
     We are a small business issuer that has not had revenues from operations in each of the last two fiscal years. As a result, we are required to provide a description of our Plan of Operation during the next twelve months(2). We believe we have met the disclosure requirements of Item 303 (a) and (c) and accordingly are not required to provide a discussion and analysis of our future obligations and impact on our prospective results of operations and cash flows.

Product Research and Develoment, page 20
----------------------------------------

39. Please refer to the Division of Corporation Finance "Current Issues and Rulemaking Projects Quarterly Update" under section VIII - Industry
     Specific Issues - Accounting and Disclosure by Companies Engaged in Research and Development Activities. You can find it at the following website address:http://www.sec.gov/divisions/corpfin/fcrq032001.htm#secviii.


     Please disclose the following information for each of your major research and development projects:

     o The costs incurred during each period presented and to date on the project;
     o The nature, timing and estimated costs of the efforts necessary to complete the project;
     o    The anticipated completion dates;
     o The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if the project is not completed timely; and finally

-------------------
(1) Item 303(a) of Regulation SB
(2) Item 303(a) of Regulation SB

Securities and Exchange Commission
April 29, 2005
Page 13 of 30

     o The period in which material net cash inflows from significant projects are expected to commence.

     To the extent that information requested above is not known or estimable, disclose that fact and the reason why it is not known.

     Response
     --------
     We have revised our disclosure to provide for the necessary information regarding our primary research and development project, which is the only current, on-going project at this moment.

Business
---------

40. Please expand the discussion to include the information requested by Item 10l(a) of Regulation S-B to the extent applicable. For example, include a discussion of the development of your business for the past three years.

     Response
     --------
     We have revised our disclosure to provide the information required by Item 101(a) of Regulation S-B.

41. We note the January 2005 stock purchase agreement with Biowell and the absence of discussion of the ramifications of this agreement in the risk factor, business, management, related parties, and stock ownership sections of the prospectus. Please advise or revise. We may have additional comments.

     Response
     --------
     We entered into a stock purchase agreement with Biowell Technology, Inc. in January 2005. The closing of the acquisition is subject to numerous terms and conditions, including:

     1) due diligence review of Biowell's intellectual property by intellectual property counsel to the Company and the issuance of a report and opinion by such counsel satisfactory to the Company;
     2)   release of encumbrances on the Acquired Assets;
     3) the formation of and sale of the Acquired Assets from Biowell to a British Virgin Islands company;
     4) amendments to an agreement between Company and Giuliani Partners LLC, dated as of August 3, 2004;
     5)   reorganization of the Board of Directors of the Company;

Securities and Exchange Commission
April 29, 2005
Page 14 of 30


     6)   formation of a  wholly-owned  subsidiary of the Company in the British
          Virgin  Islands;   and
     7)   such  other  customary  representations,   warranties  and  conditions
          customary to transactions of this nature.

     As a result of this numerous terms and conditions, some of which are out of our control, the closing of the acquisition is more likely to not occur than to occur. As a result, we have not made any further disclosures other than the entering into the agreement because of the highly speculative nature that the acquisition will occur.

     If or when the acquisition appears more likely than not to occur, we will revise our disclosure to reflect the terms of the acquisition agreement and the potential ramifications.

42. Please include the company's website address. See Item l01(c)(3) of Regulation S-B.

     Response
     --------
     We have provided our website address in the disclosure.

Overview, page 21
-----------------

43. Please identify Biowell the first time you refer to this entity, For example, what is it, when was it formed, where is it located, who owns the company, etc.

     Response
     --------
     We have provided additional disclosure information on Biowell the first time we refer to this entity. We have disclosed that Biowell Technology Inc. is a Taiwan company, formed in October 1999, with its headquarters in Chung-Ho City, Taiwan and currently has over 600 shareholders, with no shareholder holding 20% or more of the outstanding shares.

44. We note you have an exclusive license for North America, Latin America and Europe. Please expand the discussion to describe the extent of sales of Biowell's products in areas where you do not have an exclusive license, i.e. to what extent have Biowell's markets been developed.

     Response
     --------
     We have revised our disclosure to indicate that to date, Biowell products have only been offered within Asia, with limited sales made

Securities and Exchange Commission
April 29, 2005
Page 15 of 30




45. We note the reference in Note I to the minimum purchase requirements under the licensing agreement and the absence of any reference to this in the risk factors or business sections. Please advise or revise.

     Response
     --------
     We have revised our disclosure in the business section to discuss the minimum purchase requirements and to indicate that the minimum purchase requirements have been suspended.

46. We note the reference to a franchise and distribution agreement in Note I and the absence of any discussion of this agreement, its status, or the receipt of revenues pursuant to this agreement in the business section. Please advise or revise. We may have additional comments.

     Response
     --------
     We have revised our disclosure to indicate that we entered into a Sub-License Agreement with G. A. Corporate Finance Ltd. In connection with this agreement, we received $25,000 upon execution and received a promissory note for an additional $2,975,000, payable against the minimum guarantees. We further revised our disclosure to indicate that we have suspended payment under the note and the minimum guarantees and we are currently negotiating with this party to either amend or terminate the agreement.

47. We note your reference to sectors of commerce benefiting from your products and the reference in the summary that you are a provider of certain products. We also note that you have not generated any revenues. Have you provided your products without charge? To what extent and for what purpose? Have the recipients of these products determined their efficacy? Please advise or revise. We may have additional comments.

     Response
     --------
     We have revised our disclosure to indicate which sectors of commerce could benefit from our products. We continue to maintain that we are a provider of products because we do have products that we are attempting to market and sell. We have not sold any of our products to date ore provided our products without charge.

48. Please expand the discussion in the business section to address the projects referred to in "Product research and development" on page 20. We may have additional comments.

     Response
     --------
     We  have  provided  additional   disclosure   regarding  our  research  and
     development projects.


49. Please explain why the company believes its executives have developed strong links with major international corporations, intellectual property and copyright holders, U.S. Government affiliations, and international anti-fraud organizations.

Securities and Exchange Commission
April 29, 2005
Page 16 of 30



     Response
     --------

     We have revised our disclosure to state that we currently have Memorandums of Understanding with one of the largest international security ink producers, an international petroleum corporation, and one of the worlds largest automobile manufacturer based out of Germany. We have signed an agreement with Holomex to co-own IP created utilizing our technology. Our affiliation with the government is though research and development agreements with the Department of Energy, United Stated Department of Agriculture and Department of Defense.

License Agreement with Biowell Technology, page 21
--------------------------------------------------

50. The first and second paragraphs of this subsection repeat themselves. Please revise.

     Response
     --------
     We have deleted the second paragraph.

51. Please expand the discussion to indicate when you entered into the license agreement with Biowell and whether you have exercised the option to purchase Biowell's shares.

     Response
     --------
     We have revised our disclosure to indicate when we entered into the license agreement with Biowell and that we have not exercised the option to purchase shares of Biowell.

52. Please describe with more specificity the material terms of your agreement with Biowell. Please be comprehensive and consistent in your description for all material agreements to which you are a party. Your discussion should include:

     o    All material rights and obligations of the parties to the agreement;
     o    Duration of the agreement;
     o    Payment terms;
     o    Termination  provisions,  including consequences of early termination;
          and
     o    Any other terms that may be considered material.

Securities and Exchange Commission
April 29, 2005
Page 17 of 30



     Response
     --------
     We have revised our disclosure to describe all of the material terms of our license agreement with Biowell.

Intellectual Property, page 22
------------------------------

53. Please revise to indicate that you have pending patents and no current patents issued. We note your statement, "[w]e regard our patents..." Please revise or advise.

     Response
     --------
     We have revised our disclosure to delete any reference to owned patents or trademarks.

Management, page 32
-------------------

54. Please revise to include 5-year chronological employment histories for the named officers and directors under this section.

     Response
     --------

     We have revised our disclosure to provide for bios that include 5-year chronological employment histories for the named officers and directors.

Executive Compensation, page 34
-------------------------------

55. We note that Messrs. Hutchison, Lee, and Wehr receive stock option awards as part of their compensation. Please describe how these individuals' performance is determined and what factors are considered in evaluating it. For example, if the grants are based on company performance, please describe how company performance is measured.

     Response
     --------
     We have revised our disclosure to state that the Board of Directors, in their discretion, may award stock and stock options to key executives for achieving financing or expenditure guidelines, meeting our business plan objectives, as part of their compensation for employment or for retention purposes.

Certain Relationships and Related Transactions, page 35
-------------------------------------------------------

56. Please revise to disclose the material terms of the loan by Larry Lee to the company. This should include the maturity of the loan and interest rate.

Securities and Exchange Commission
April 29, 2005
Page 18 of 30



     Response
     --------
     We have revised our disclosure to indicate the material terms of the promissory note for the loan by Larry Lee to us. We also disclosed that the Note has been repaid in full.

Security Ownership of Certain Beneficial Owners and Management, page 36
-----------------------------------------------------------------------

57. Please identify the natural persons who have voting and dispositive power for the common stock held by RHL Management, Inc.

     Response
     --------
     We have revised the disclosure to indicate the natural person who has voting and investment control for the shares held by RHL Management, Inc.

Plan of Distribution, page 40
-----------------------------

58. Please refer to your statement that the selling stockholders may pledge or grant a security interest in some or all of the shares of common stock owned by him and that the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus, supplement, or an amendment to this prospectus amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. Please confirm your understanding that the Company may substitute new names for the name of the selling stockholders by means of a Rule 424(b) prospectus only if:

     a. the change is not material;
     b. the number of securities or dollar  amount  registered  does not change;
     and
     c. the new owners' securities can be traced to those covered by the original registration statement.

     Response
     --------
     We understand that we may substitute new names for the name of the selling stockholders by means of a Rule 424(b) prospectus only if:

     a. the change is not material;
     b. the number of securities or dollar  amount  registered  does not change;
     and
     c. the new owners' securities can be traced to those covered by the original registration statement.

59. Please be advised that you may not use a prospectus supplement to add selling stockholders to the registration statement if their ownership cannot be traced to securities registered in the original registration statement.

Securities and Exchange Commission
April 29, 2005
Page 19 of 30

     Response
     --------
     We are aware that we may not use a prospectus supplement to add selling stockholders to the registration statement if their ownership cannot be traced to securities registered in the original registration statement.

60. We note that some of the selling security holders may be broker-dealers. If any of the selling share holders are broker-dealers revise to identify them as underwriters. The only exception to this position is if these entities obtained these securities as compensation for underwriting services,

     Response
     --------
     As disclosed on page 4 and in the Plan of Distribution, "The following selling stockholders are deemed an "underwriter" within the meaning of the Securities Act of 1933 in connection with the sale of their common stock under this prospectus: Vertical Capital Partners, Inc., a registered broker-dealer; Michael Morris, Susan Diamond; Ronald Heineman and Michael Gochman; all of whom are employees of Vertical Capital Partners. " 61. If any of the selling security holders are affiliates of broker-dealers, they should be so identified. In addition, please revise your disclosure to include the following representations:

     o The selling security holder purchased in the ordinary course of business; and

     o At the time of the purchase, the selling security holder had no agreements or understanding to distribute the securities.

     If you are unable to make these statements in the prospectus, please revise the prospectus to state the seller is art underwriter.

     Response
     --------
     As noted in our response to comment 60, we have already provided this disclosure.

Selling Stockholders, page 42
-----------------------------

62. Please confirm that none of the selling shareholders have had any position, office, or other material relationship with the Company its predecessors or affiliates within the past three years.

Securities and Exchange Commission
April 29, 2005
Page 20 of 30


     Response
     --------
     Except as disclosed regarding shares being registered for sale by our law firm, and a partner within that law firm, we can confirm that none of the selling shareholders has had any position, office, or other material relationship with the Company its predecessors or affiliates within the past three years.

63. Please identify the natural persons who have voting and dispositive power for the common stock held by named entities in the Selling Stockholder's table on pages 42- 46.

     Response
     --------
     We have provided a chart, located directly before the selling stockholder table, which indicates the natural person(s) who have voting and investment control over the shares of common stock owed by the respective entity.

Notes to Consolidated Financial Statements {Audited}
----------------------------------------------------

Note A- Summary of Accounting Policies, pages F-14, F-16 and F-17?
------------------------------------------------------------------

64. Please describe the nature and type of costs that you include in general and administrative expense and your accounting policies as they relate to those costs, referencing supporting literature as applicable. It does not appear that consulting expense or the cost of the license should be included within general and administrative expenses on the statements of operations. Additionally, please expand your discussion of "Costs and Expenses" in Management's Discussion and Analysis to quantify and analyze the reasons for significant fluctuations in each type of expenditure from period to period.

     Response
     --------
     The SEC Accounting Disclosure Rules and Practices(3) describe the form and content of a Registrant's financial statements required by Regulation S-X requires the disclosure of the following operating expenses:

          1. Other operating costs or expenses
          2. Selling, general & administrative expenses
          3. Provision for doubtful accounts
          4. Depreciation and amortization of intangible assets
          5. Income before depreciation should not be presented


-------------------
(3) SEC Accounting Disclosure Rules and Practices Official Text Appendix A: Form and Content of Financial Statements V. Statement of Operations, Section K. Other Disclosures - Operating Expenses (Commercial Companies)

Securities and Exchange Commission
April 29, 2005
Page 21 of 30

     The SEC rules and regulations do not require consulting expenses or license costs to be disclosed separately on its statement of operations (losses)

     Accordingly, we believe the form and content of our Statement of Losses meets the requirements of Regulation S-X.

65. It appears, based on "Product Research and Development" on page 20 and "Risk Factors-"Our research and development efforts for new products may be unsuccessful" on page 7, that you incur research and development expenses, which conflicts with your discussion in "Research and Development" on page F-17. Please revise your disclosures to clarify. In addition, if you incur research and development expenses, please revise your statements of operations to separately disclose those costs.

     Response
     --------
     Generally accepted accounting principles defines research as the "planned search or critical investigation aimed at discovery of new knowledge with the hope that such knowledge will be useful in developing a new product or service (hereinafter "product") or a new process or technique (hereinafter "process") or in bringing about a significant improvement to an existing product or process."(4)

     Generally accepted accounting principles defines development as the "translation of research findings or other knowledge into a plan or design for a new product or process or for a significant improvement to an existing product or process whether intended for sale or use. It includes the conceptual formulation, design, and testing of product alternatives, construction of prototypes, and operation of pilot plants. It does not include routine or periodic alterations to existing products, production lines, manufacturing processes, and other on-going operations even though those alterations may represent improvements and it does not include market research or market testing activities"(5).

     While we anticipate incurring research and development costs, as defined by US generally accepted accounting principles, from our inception through December 31, 2004, we have not incurred any material research and development costs.

     We  believe  our  policy   accounting  for  and  disclosing   research  and
     development costs is reasonable and complies with current accounting principles generally accepted in the US.

     The disclosure on pages 7 and 20 have been amended to read as follows:
     ----------------------------------------------------------------------

-------------------
(4) FAS No 2, paragraph 8 (a)
(5) FAS No. 2, paragraph 8 (b)

Securities and Exchange Commission
April 29, 2005
Page 22 of 30



     Our Research and Development Efforts for New Products May be Unsuccessful.

     We will incur significant research and development expenses to develop new products and technologies. There can be no assurance that any of these products or technologies will be successfully developed or that if developed they will be commercially successful. In the event that we are unable to develop commercialized products from our research and development efforts or we are unable or unwilling to allocate amounts beyond our currently anticipated research and development investment, we could lose our entire investment in these new products and this may materially and adversely affect our business operations.

     Product Research and Development (Page 20) is amended to read as follows:
     -------------------------------------------------------------------------

     We anticipate incurring research and development expenditures in connection with the development of our DNA embedded biotechnology security products and solutions during the next twelve months. This includes, but is not limited to projects involving the following agencies and companies:

          o Department of Energy;
          o Department of Agriculture;
          o Oakridge National Laboratories; and
          o Holo-Mex.

     These projected expenditures are dependent upon our generating revenues and obtaining sources of financing in excess of our existing capital resources. There is no guarantee that we will be successful in raising the funds required or generating revenues sufficient to fund the projected costs of research and development during the next twelve months

     The SEC Accounting Disclosure Rules and Practices(6) describe the form and content of a Registrant's financial statements required by Regulation S-X requires the disclosure of the following operating expenses:

          1. Other operating costs or expenses
          2. Selling, general & administrative expenses
          3. Provision for doubtful accounts
          4. Depreciation and amortization of intangible assets
          5. Income before depreciation should not be presented

     The SEC rules and regulations do not require research and development expenditures to be disclosed separately on its statement of operations (losses).

-------------------
(6) SEC Accounting Disclosure Rules and Practices Official Text Appendix A: Form and Content of Financial Statements V. Statement of Operations, Section K. Other Disclosures - Operating Expenses (Commercial Companies)

Securities and Exchange Commission
April 29, 2005
Page 23 of 30



     Accordingly, we believe the form and content of our Statement of Losses meets the requirements of Regulation S-X.

Note D-Capital Stock, page F-21
-------------------------------

66. Please clarify for us, supplementally, why you believe the fair value of the consulting services is more reliably measurable than the fair value of the common stock. In so doing, please present additional information, for your material transactions, to demonstrate, as you state, that the fair value of services received did not differ materially from the stock issued, as we noted that the fair values varied within similar time periods.

     Response
     --------
     Our accounting policy is to account for the issuance of our shares of common stock for non-employees in accordance with paragraph 8 of SFAS 123. All share issuances to non-employees are based upon the fair value of our common stock at the time the shares were issued, which generally approximates the period the services are rendered. Further, our policy is to utilize EITF 96-18 in connection with determining the measurement date for valuing the shares of common stock issued for services provided by non-employees.

     Our policy is to compare the value of the services from non-employees received to the fair value of the equity issued. If there is not a material difference, we value the services at the fair value of the equity issued in accordance with SFAS No. 123 and EITF 96-18.

     We believe our policy accounting for equity-based compensation transactions is reasonable and complies with current accounting principles generally accepted in the US.

Note F- Stock Options and Warrants, page F-28
---------------------------------------------

67. Please revise your disclosure to clarify the assumptions used in valuing your compensatory warrants issued to non-employees, as well as the amount recognized in your statements of losses for the financial statement periods presented, as you appear to have represented two conflicting sets of assumptions/amounts.

     Response
     --------
     The third paragraph of Note E has been eliminated.

Note F- Convertible Promissory Notes Payable, page F-62
--------------------------------------------------------

68. Please provide us, supplementally, with a calculation of the beneficial conversion feature recorded in the interim period and for convertible securities issued up until the date of your response letter.

Securities and Exchange Commission
April 29, 2005
Page 24 of 30



     Response
     --------

     The current stock price has and remains trading at or above the warrant exercise price. Both the December and January/February financings used the warrant exercise price of $0.75. As a result, the Company elected to immediately amortize the beneficial conversion amounts in December and for the quarter ended March 31, 2005.

     The Company used the following input assumptions for beneficial conversion for the $1.465 million December 2004 financing:

     - Financing terms were $1.465 million convertible into 2,930,000 shares at $0.50 per share with warrants exercisable at $0.75 with a 5 year life;
     - Average share price of $1.50 (Using the average between December 23, 2004 and December 29, 2004);
     -    5 year risk free interest rate of 4.25%;
     - Expected volatility of 15% (Using the same average between December 23, 2004 and December 29, 2004);
     - Based upon the above assumptions, the fair value of each warrant was $0.8464, which resulted in a warrant valuation of $2,479,952;
     - The converted notes valuation was the equivalent shares of 2,930,000 times the average share price of $1.50 to equal $4,395,000;
     - The combined valuation for converted notes and warrants was $6,874,952 with 64% related to convertible notes and 36% related to warrants and
     - The Company apportioned 64% of the raised $1,465,000 proceeds to convertible notes or $936,541 and 36% to warrants or $528,459.

     The Company used the following input assumptions for beneficial conversion in the recent $7.361 million January/February 2005 financing:

     - Financing terms were $7.361 million convertible into 14,722,000 shares at $0.50 per share with warrants exercisable at $0.75 with a 5 year life;
     - Weighted average share price of $1.34 (2 month average between January 4, 2005 and February 28, 2005 weighted for proceeds as collected by day);
     -    5 year risk free interest rate of 3.89%;
     - Expected volatility of 85.94% (using a 90 day average between February 15, 2005 and November 15, 2004);
     - Based upon the above assumptions, the fair value of each warrant was $1.0459, which resulted in a warrant valuation of $15,397,740;
     - The converted notes valuation was the equivalent shares of 14,722,000 times the average share price of $1.34 to equal $19,727,480;
     - The combined valuation for converted notes and warrants was $35,125,220 with 56% related to convertible notes and 44% related to warrants and
     - The Company apportioned 56% of the raised $7,361,000 proceeds to convertible notes or $4,134,180 and 44% to warrants or $3,226,820.

Securities and Exchange Commission
April 29, 2005
Page 25 of 30



Applied DNA Sciences, Inc
Summary of Gross Proceeds and Related Beneficial Conversion Assumptions

                                  2004            December         Jan-Feb
                                Raise (A)   Promissory Notes (B)  Raise (C)
                              --------------------------------------------------
Total Proceeds                 1,675,000       1,465,000           7,361,000
--------------

Offering Terms:
Conversion price                    2.50            0.50                0.50

Equivalent Shares                              2,930,000          14,722,000
Warrant exercise price              2.69            0.75                0.75
Warrant expiration in years            5               5                   5

Conversion Valuation

 - conversion                                  4,395,000          19,727,480    64%  56%

 - warrants                                    2,479,952          15,397,740    36%  44%
                                           -------------------------------------
                                               6,874,952          35,125,220

Allocated Portion to:

 - conversion                    122,363         936,541           4,134,180    64%  56%

 - warrants                      177,637         528,459           3,226,820    36%  44%
                              --------------------------------------------------

                                 300,000       1,465,000           7,361,000

Beneficial Conversion Feature
Assumptions
 - average share price              3.40            1.50                1.34
 - interest rate                    1.25%           4.25%               3.89%
 - volatility                      22.90%          15.00%              85.94%
 - call option                    0.8414          0.8464              1.0459

Securities and Exchange Commission
April 29, 2005
Page 26 of 30



     (A) The remaining $300,000 beneficial conversion related to the 2004 raise was amortized in the three months ended December 31, 2004. The previous $1,375,000 was amortized in the September 30, 2004 and prior quarters.

     (B) The 2004 Raise warrant exercise price represents the respective weighting of original $3.20 exercise price and the subsequent re-pricing of warrants to $0.10.

     Since the current stock price close was close to the callable warrant price, the Company immediately amortized the beneficial conversion amount in the three months ended December 31, 2004.

     (C) The current stock price close is close to callable warrant price. Since the warrants are callable once the share price trades above $1.20 for twenty consecutive days, the Company anticipates immediately amortizing the beneficial conversion amount for the three months ended March 31, 2005.

     Note I- Commitments and Contingencies, page F-32
     ------------------------------------------------

69. Please clarify for us, supplementally, your valuation of the common stock issued as the initial license fee upon entry into your agreement with Biowell Technology. Please tell us how you determined the fair value of the license received and why you do not believe it differs materially from the fair value of the stock issued.

     Response
     --------
     Our accounting policy is to account for the issuance of our shares of common stock for non-employees in accordance with paragraph 8 of SFAS 123. All share issuances to non-employees are based upon the fair value of our common stock at the time the shares were issued, which generally approximates the period the services are rendered, or in the case of Biowell, the intellectual property license received. Further, our policy is to utilize EITF 96-18 in connection with determining the measurement date for valuing the shares of common stock issued for goods received from non-employees.

     Our policy is to compare the value of the goods received from non-employees to the fair value of the equity issued. If there is not a material difference, we value the services at the fair value of the equity issued in accordance with SFAS No. 123.

     Biowell and we entered into an arms-length agreement whereby Biowell granted us a limited license to market its proprietary products in exchange for 1,500,000 shares of our restricted stock. We determined there was no method of efficiently and inexpensively valuing the license (we had limited resources and did not have the funds available to engage an expert in valuing intellectual property).

     We did inquire as to whether similar license had been sold and the consideration provided. In addition, we inquired as to whether Biowell had entered into any similar transactions. After due inquiry, we determined there were no similar transactions that would allow for the fair valuing of the license.

Securities and Exchange Commission
April 29, 2005
Page 27 of 30



     Absent an objective valuation of the fair value of the license, we valued the license using the fair value of the equity issued.

     In addition, our policy is to expense as incurred, costs of licenses acquired.

     We  believe  our  policy   accounting  for  equity-based   transactions  is
     reasonable and complies with current accounting principles generally accepted in the US.

Condensed Consolidated Financial Statements (Unaudited)
-------------------------------------------------------

Condensed Consolidated Statements of Cash Flows, page F-48
----------------------------------------------------------

70. Please tell us, supplementally, why you have classified the increase in other assets as an operating activity, given that the amount relates to your restricted cash balance, which cannot be utilized for general operating purposes. Please reference the authoritative literature under U.S. GAAP that supports your treatment.

     Response
     --------
     We acknowledge the classification of the amount of restricted cash balances as of December 31, 2004 as an increase in other assets. The account was temporally restricted pending the completion of certain ministerial acts, which occurred after the balance sheet date. Subsequent to the balance sheet date the funds were available for and utilized in connection with meeting our working capital requirements. In substance, as opposed to form, we accounted for the restricted cash as available for purposes of cash flow statement presentation.

     We believe our policy accounting for and disclosing cash flow transactions is reasonable and complies with current accounting principles generally accepted in the US.

71. Please clarify for us, supplementally, your accounting treatment with respect to the $642,605 in "stock cancelled - previously issued for services rendered," citing the authoritative literature under U.S. GAAP that supports your treatment.

     Response
     --------
     As described previously, our accounting policy is to account for the issuance of our shares of common stock for non-employees in accordance with paragraph 8 of SFAS 123. All share issuances to non-employees are based upon the fair value of our common stock at the time the shares were issued, which generally approximates the period the services are rendered. Further our policy is to utilize EITF 96-18 in connection with determining the measurement date for valuing the shares of common stock issued for services provided by non-employees.

Securities and Exchange Commission
April 29, 2005
Page 28 of 30



     Our policy is to value and record the equity-based compensation at the time of issuance to the non-employee of the equity instruments using the fair value of the equity. We may retain physical control of the equity instruments until the services are rendered in whole, or in part.

     From time to time, we have issued equity instruments for services a non-employee that had not fully performed the services contracted for. In these circumstances, our policy is to cancel the previously issued and recorded equity instruments. Since we are a development stage enterprise, we are required to disclose the equity instrument cancellations and reduction in previously incurred expenses(7).

     We believe our policy accounting for the cancellation of previously issued equity instruments is reasonable and complies with current accounting principles generally accepted in the US.

Notes to Condensed Consolidated Financial Statements
----------------------------------------------------

Note I- Commitments and Contingencies, page F-66
------------------------------------------------

72. Please clarify for us, supplementally and in the filing, the accounting treatment for the consulting agreement and amount payable to GP.

     Response
     --------
     We follow the policy of charging the costs of consulting services expenses incurred. We believe our policy accounting for consulting service transactions is reasonable and complies with current accounting principles generally accepted in the US.

73. Please clarify for us, supplementally and in the filing, your accounting treatment with respect to the extinguishment of the note payable to your former officer, citing the authoritative literature under U.S. GAAP that supports your treatment. In doing so, please address the related adjustment amounts presented on your statement of stockholders' deficit on page F-47.

     Response
     --------
     We settled a previously incurred debt with a related party in exchange for restricted shares of our common stock. The debt was incurred in connection with our recapitalization in October 2002. We account for extinguishment of debt with related parties as capital transactions and gains and/or losses are not recognized upon extinguishment.

-------------------
(1) FAS No. 7: Accounting and Reporting by Development Stage Enterprises, Paragraph 11(d)

Securities and Exchange Commission
April 29, 2005
Page 29 of 30



     We believes our policy accounting for extinguishment of debt with related parties is reasonable and complies with current accounting principles generally accepted in the US.

Note J- Subsequent Events, page F-67
------------------------------------

74. Please clarify, both to us and in the filing, your accounting treatment for the stock purchase agreement with Biowell in January 2005 amid your GAAP basis thereof. We note that Biowell shareholders will receive 50% of the total shares issued and outstanding shares on the date of the acquisition. Please specifically tell us your consideration of the transaction being accounted for as reverse acquisition pursuant to paragraph 17 of SPAS No.
     141. Tell us the composition of the board of directors and management after the transaction as well as any other factors that you considered.

     Response
     --------
     The acquisition of the Biowell assets has not consummated as defined by SEC Accounting Disclosure Rules and Practices Official Text(8). If and when the transaction is consummated, we will account for and disclose the transaction in accordance with generally accepted accounting standards, including but not limited to FAS No 141.

75. Please disclose the amount of any imbedded beneficial conversion feature as a result of issuing the convertible notes in February 2005 and provide us a calculation.

     Response
     --------
     Please see our response to Comment 68, which contains the calculations requested.

Exhibit 23- Consent of Russell Bedford Stefanou Mirchandani LLP
---------------------------------------------------------------

76. Please provide us with an explanation from your independent accountants discussing why their consent is from New York, New York, while their audit opinion was from McLean, VA. In so doing, please have them explain the extent to which the audit engagement team participated in providing its consent.

-------------------
(8) SEC Accounting Disclosure Rules and Practices Official Text
    Topic Two: Other Financial Statements Required
    Businesses Acquired or To Be Acquired

Securities and Exchange Commission
April 29, 2005
Page 30 of 30



     Response
     --------
     Our independent accountants have advised us their McLean, Virginia office rendered the services in connection with their examination of our September 30, 2004 and 2003 financial statements. Subsequent to the completion of fieldwork, the independent accountants transferred the responsibility for staffing our service requirements to its New York office. The independent accountants have represented to us that the senior members of the audit engagement team made a reasonable investigation of the September 30, 2004 and 2003 financial statements included in our SEC Form SB-2 as described in
     Section 11(b) of the Securities and Exchange Act of 1933 in accordance with Statement on Auditing Standards No. 37, Filings under Federal Securities Statues.

     We trust that the foregoing appropriately addresses the issues raised by your recent Letter of Comment. Thank you in advance for your prompt review and assistance.

                                              Very truly yours,

                                              /s/ ROB HUTCHISON
                                              ------------------
                                              Rob Hutchison
                                              Chief Executive Officer